April 7, 2014

CONSOL Energy, Inc.

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D.C. 20549

Re: CONSOL Energy Inc.

Form 10-K for the Year Ended December 31, 2013

Filed February 7, 2014

File No. 001-14901

Via EDGAR

Dear Ms. Jenkins:

This letter sets forth the responses of CONSOL Energy Inc. (the “Company” or “we” or “our”) to the specific comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated March 25, 2014, with respect to our Annual Report on Form 10-K for the year ended December 31, 2013, with the Commission on February 7, 2014, File 001-14901 (the “2013 Form 10-K”). The Company’s responses set forth below correspond to the comments as numbered in the staff’s letter.

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our 2013 Form 10-K is materially accurate and, accordingly, that amendment is not necessary. As noted below, we do plan to make certain disclosure updates in subsequent filings with the Commission.

For your convenience, each of our responses is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers correspond to the 2013 Form 10-K unless otherwise specified.

Form 10-K for the Year Ended December 31, 2013

Business, page 5

Detail Gas Operations, page 8

Producing Wells and Acreage, page 10

1.	Please expand the tabular disclosure provided on page 10 and elsewhere on page 173 to separately disclose your producing wells as either oil wells or gas wells to comply with the requirements under Item 1208(a) of Regulation S-K.

Response: We acknowledge the Staff’s comment. We respectfully submit that this disclosure was not previously included because we determined that our oil wells were not material relative to our total producing wells. However, in future filings, we intend to expand our disclosure to separately disclose our oil and gas producing wells as presented below. The following table sets forth, at December 31, 2013, the number of our oil and gas producing wells:

Producing Wells:	Gross	Net
Gas	14,997	12,842
Oil	66	32

2.	Please expand your disclosure to present the expiration dates of the leases relating to material amounts of your proved undeveloped and unproven acreage to comply with Item 1208(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment. We respectfully submit that the leases relating to our proved undeveloped and unproven acreage that are subject to expiration are not material under Item 1208(b) of Regulation S-K. However, we undertake in future filings to expand our disclosure to present the expiration dates of leases relating to material amounts of our proved undeveloped and unproven acreage. Our net unproved acres and net proved undeveloped acres were 4,212,030 and 59,346, respectively at December 31, 2013. The following table represents the terms under which we hold these acres:

	Net Unproved Acres	Net Proved Undeveloped Acres
Held by production/fee	4,022,489	56,675
Expiration within 2 years	35,760	504
Expiration beyond 2 years	153,781	2,167

Total	4,212,030	59,346

The leases reflected above as net unproved acres in the above table with expiration dates are included in our current drill plan or active land program. Leases with expiration dates within two years represent less than 1% of our total acres in the above categories and leases with expiration dates beyond two years represent less than 4% of our total acres in the above categories. In each case, we deemed this acreage to not be material to our overall acreage position. Additionally, based on our current drill plans and lease management we do not anticipate any material impact to our consolidated financial statements from the expiration of such leases.

Financial Statements and Supplementary Data, page 106

Note 11-Property, Plant and Equipment, page 129

Industry Participation Agreements, page 130

3.	Please clarify for us if the tabular presentation of your gross and net acreages provided on pages 10 and 173 includes the Utica Shale acreage in Ohio noted to have title issues.

Response: We acknowledge the Staff’s comment. The tabular presentation of our gross and net acreages provided on pages 10 and 173 did not include the 39,000 of the joint venture Utica Shale acreage in Ohio with chain of title issues as noted on page 130 of the 2013 Form 10-K.

Supplemental Gas Data (unaudited), page 171

Proved Oil and Gas Reserve Quantities, page 173

4.	The footnote disclosure provided on page 174 relating to the changes in proved reserves for the years ending December 31, 2011, 2012 and 2013 states “Extensions and Discoveries are primarily due to the addition of wells on our Marcellus Shale acreage more than one offset location away with reliable technology.” Please quantify for us the number of proved undeveloped locations and associated proved net reserves added that are more than one offset away from an existing proved producing well for each of the periods referenced. See Item 1202(a)(6) of Regulation S-K. Also tell us the total number of wells drilled to date that were more than were more than one offset away from a proved producing well at the time of their drilling and if any of these wells were not determined to be economically producible.

Response: We acknowledge the Staff’s comment. We respectfully submit that we are supplementally submitting under separate cover quantifying the number of proved undeveloped locations and associated proved net reserves added that are more than one offset away from an existing proved producing well for each of the periods referenced, as well as the total number of wells drilled to date that were more than one offset away from a proved producing well at the time of their drilling.

5.	On page 175, you provide the tabular disclosure of the changes in proved undeveloped reserves for the year ending December 31, 2013. We note the changes due to revisions, shown as the line item “plan and other revisions”, appears to be net change attributable to two different and unrelated causes. Please clarify for us the net quantities attributable to the changes in your corporate plans to drill certain wells and attributable to the changes for well performance.

Response: We acknowledge the Staff’s comment. We respectfully submit that we have prepared the following summary to clarify note (b) to our tabular presentation on page 175 of our 2013 Form 10-K, the total revisions were due to the following two items:

Changes in corporate plans to drill (101,018) MMcfe

Changes for well performance         189,205 MMcfe

6.	You disclose on page 175 that certain proved undeveloped reserves attributable to GOB wells at the Buchannan Mine have been reported as undeveloped for more than five years. Please clarify for us the extent to which you have any additional proved undeveloped reserves that will not be developed within five years since your initial disclosure of these reserves.

Response: We acknowledge the Staff’s comment. We respectfully submit that, as of December 31, 2013, we had a total of 1,344 proved undeveloped locations. At December 31, 2013, none of these well locations will begin more than five years from the initial disclosure.

7.	Based on the net quantity of proved undeveloped reserves you converted to proved developed during 2012, it would appear to take approximately 14 years to convert all of the proved undeveloped reserves disclosed as of December 31, 2013 to proved developed. Please provide us with an annual schedule of the total number of proved undeveloped locations, proved reserve quantities and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2013.

Response: We acknowledge the Staff’s comment. We respectfully submit that we believe the Staff’s comment relates to the net quantities of proved undeveloped reserves converted to proved developed during 2013, and not 2012 as noted in the Staff’s comment.

We respectfully submit that we plan to drill all of our proved undeveloped reserves within five years of December 31, 2013. We are supplementally submitting under separate cover supporting data for the foregoing statements and the related disclosure in our 2013 Form 10-K.

8. Please confirm for us that the amount of capital expenditures incurred during 2012 related to converting proved undeveloped reserves to developed is $202,066 as disclosed.

Response: We acknowledge the Staff’s comment. We respectfully submit that we believe the Staff’s comment relates to capital expenditures related to converting proved undeveloped reserves to developed during 2013, and not 2012 as noted in the Staff’s comment. We respectfully confirm that during 2013, we spent $202.066 million in capital expenditures related to the conversion of proved undeveloped reserves to developed reserves. An additional $33.501 million was spent in prior periods converting these proved undeveloped reserves to developed reserves.

Exhibit 99.1

9.	We note the statement on the first page of the reserves report that “Consol has included estimates of proved undeveloped reserves for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent based on constant prices and costs discussed in subsequent paragraphs of this letter.” Please tell us the total number of locations and net quantities of natural gas, oil/condensate and NGL reserves attributable to locations with negative present worth discounted at 10 percent as of December 31, 2013. See FASB ASC paragraph 932-235-50-10.

Response: We acknowledge the Staff’s comment. We had 440 gross Proved Undeveloped well locations that generate positive future net revenue but have negative present worth discounted at 10 percent at December 31, 2013. There is 631.9 Bcf of natural gas (but no condensate or NGLs) associated with these locations. These locations represent 19.6% of our total Proved Undeveloped reserves. We acknowledge the requirements of FASB ASC paragraph 932-235-50-10 and respectfully note that, in our assessment of future development plans and reserve recognition, we consider the economic development of reserves based upon future pricing, our estimates of likely future production and other economic factors that are not included in the SEC-reserve model including, for example, our joint development agreement with Noble Energy, Inc. This joint development agreement requires our partner to pay a portion of our qualifying drilling and completion costs in certain circumstances, which improves our effective drilling economics. Consequently, we respectfully submit that while using the SEC-pricing model provides negative present worth discounted at 10 percent for these 440 wells, these wells are nonetheless economic under our internal modeling.

10.	Please refer to Item 1202(a)(8)(iv) of Regulation S-K and expand the disclosure in the reserves report to further identify all of the assumptions, methods and data reviewed including the statistical methods and analysis related to establishing proved undeveloped reserves for locations that are more than one offset from an existing proved producing well based on evidence using reliable technology.

Response: We acknowledge the Staff’s comment. We respectfully submit that the reliable technologies used are disclosed on page 175 in the 2013 Form 10-K. These technologies include wire line open hole log data, performance data, log cross sections, core data, seismic data and statistical analysis. The statistical method utilized as analogs the production performance from our and our competitors’ wells. Geophysical data include data from our wells, published documents, state data-sites and were used to confirm continuity of the formation. We respectfully note that the list of reliable technologies is not required to be included in Exhibit 99.

11.	Please refer to instruction 2 to paragraph (a)(16)(i) in Rule 4-10(a) of Regulation S-X and explain to us the basis for including the revenue resulting from gas contracts and pipeline lease costs as part of the future gross revenue from proved reserves.

Response: We acknowledge the Staff’s comment. The revenue resulting from gas contracts account for $127 million of PV-10 value and are included because they represent field specific hedges. The negative revenue resulting from pipeline lease costs total $41 million on a PV-10 basis and represent gathering costs incurred in the Virginia CBM Field.

*   *   *   *   *

We believe these responses satisfy the Staff’s requests. We would welcome the opportunity to discuss the matters further with the Staff upon your receipt and review of this information.

Additionally, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-3030.

Very truly yours,

/s/ David M. Khani
David M. Khani
Executive Vice President and Chief Financial Officer